Exhibit 99.1

April 9, 2025

Diversified Energy Company PLC
(“Diversified” or the "Company")

Results of Annual General Meeting

Diversified Energy Company PLC (LSE: DEC, NYSE: DEC) is pleased to announce that all 20 resolutions put to shareholders at the Company's Annual General Meeting held on April 9, 2025 were duly passed.

The total votes were cast as follows:

Resolution		For	%	Against	%	Withheld
1	Receipt of Annual Report	50,118,979	100%	90,746	— %	39,401
2	Approval of Final Dividend	50,186,943	100%	42,897	— %	19,286
3	Authority to re-appoint Auditor	53,936,715	100%	100,784	— %	49,749
4	Authority to determine Auditor's Remuneration	50,176,989	100%	47,950	— %	24,187
5	Re-elect David Edward Johnson	50,096,070	100%	126,406	— %	26,650
6	Re-elect Robert "Rusty" Russell Hutson, Jr.	50,079,603	100%	143,175	— %	26,348
7	Re-elect Martin Keith Thomas	48,239,720	96%	1,982,930	4%	26,476
8	Re-elect David Jackson Turner, Jr.	49,112,530	98%	1,108,448	2%	28,148
9	Re-elect Sandra Mary Stash	50,076,037	100%	145,379	— %	27,710
10	Re-elect Kathryn Klaber	46,216,417	92%	3,950,411	8%	82,298
11	Authority to allot shares	49,410,519	98%	810,329	2%	28,278
12	Directors' Remuneration Report	49,223,090	98%	984,189	2%	41,847
13	Director's Remuneration Policy	38,283,303	79%	10,373,294	21%	1,592,529
14	Political donations & expenditures	49,933,787	100%	226,129	— %	89,210
15	Amendment to 2017 Equity Incentive Plan	49,745,588	99%	250,196	1%	253,342
16	Dis-apply pre-emption rights	49,750,124	99%	257,326	1%	241,676
17	Dis-apply pre-emption rights (Acquisitions)	49,146,350	98%	854,587	2%	248,189
18	Purchase of Company's own shares	50,132,207	100%	75,167	— %	41,752
19	Share Repurchase Contracts and Counterparties	50,148,797	100%	69,100	— %	31,229
20	Short General Meeting notice period	49,221,371	98%	999,242	2%	28,513

Note: A vote "Withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes "For" or "Against" shown.

The full text of the resolutions passed at the AGM has been submitted to the National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

The Board of Diversified Energy Company PLC (the “Board”) is pleased to note that shareholders unanimously approved all of the general and special resolutions. Having actively engaged with many shareholders ahead of the AGM and throughout the year, the Board would like to thank shareholders for their input and continued support.

The Board notes that shareholders approved the resolutions with significant majorities, including Resolution 13 (Approval of the Director’s Remuneration Policy), which was passed with a majority vote of 79% in favor of the resolution.

The approved Director’s Remuneration Policy was developed through consultation with a significant number of the Company’s largest shareholders and proxy advisors, and the Board believes that the approved Remuneration Policy reinforces alignment of Executive Director compensation with long-term shareholder value creation and remuneration best-practice standards, and reflects competitive practices among the Company’s peers. The Board will continue to engage with key stakeholders on a regular basis while continuing the important focus on remuneration matters that properly align with US-based compensation practices.  In accordance with provision 4 of the UK Corporate Governance Code, the Company will publish an update on this engagement, in accordance with the UK Corporate Governance Code, within six months of the 2025 AGM and a final summary in the Company's Annual Report for the 2025 Financial Year.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.